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Exhibit 12.1

STATEMENT RE COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Fiscal Year Ended December 31,					Three Months ended March 31,
	2006	2007	2008	2009	2010	2011
	(dollars in thousands)
Ratio of earnings to fixed charges
Earnings:
Income/(Loss) before income taxes	($3,680)	$5,297	($38)	($1,596)	$20,184	$6,465
Add:
Fixed charges	426	339	231	64	74	5

Total income/(loss) for computation of ratio	($3,254)	$5,636	$193	($1,532)	$20,258	$6,470

Fixed charges:
Total interest expense	$392	$305	$193	$47	$57	$0
Interest factor in rents(a)	34	34	38	17	17	5

Total fixed charges	$426	$339	$231	$64	$74	$5

Ratio of earnings to fixed charges(b)	(7.64)	16.63	0.84	(23.94)	273.76	1,294.00

(a)
Interest component of rental expense is estimated based on interest on tenant improvement loan at 4%, which is considered a reasonable approximation of the interest factor.

(b)
In 2006, we were still recovering from the effects of quality problems with certain of our products, while in 2009 earnings were weak from the global financial crisis.

        Due to our losses in each of the fiscal years presented, the ratio coverage was less than 1:1.

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  Exhibit 12.1
STATEMENT RE COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES